Exhibit 99.1

Nisun International Reports Unaudited Financial Results for the First Half of 2025

Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), today announced its unaudited financial results for the six months ended June 30, 2025.

Financial Results for the Six Months Ended June 30, 2025

All comparisons are on a year-over-year (“yoy”) basis unless otherwise noted.

Revenue

●	Total revenue decreased by 53% to $91.1 million from $192.5 million for the six months ended June 30, 2025, with a significant decline across various business segments.

●	Revenue from the supply chain trading segment decreased by 55% to $64.1 million, compared to $142.1 million in the prior year. This decline was predominantly a result of substantially reduced business volume, a trend that parallels the company’s ongoing business transformation efforts.

●	Revenue from services decreased by 47% to $26.9 million from $50.5 million in the same period of the last fiscal year.

●	Revenues generated from the Small and Medium Enterprise (SME) financing solutions business decreased by 47% to $25.9 million from $48.5 million in the same period of the last fiscal year, primarily due to challenging financial market conditions, influenced by a subdued dynamic in the Chinese SME segment, which shows no immediate signs of improvement,.

●	Revenue generated from supply chain financing solutions business decreased by 46% to $1.0 million from $1.9 million in the same period of the last fiscal year, primarily due to challenging financial market conditions, influenced by a subdued dynamic in the Chinese SME segment, which shows no immediate signs of improvement.

	For the six months ended June 30,				Changes
	2025	%	2024	%	($)	(%)
	(Unaudited)		(Unaudited)
Revenue generated from sales:
Revenue from supply chain trading business	$64,137,320	70%	$142,079,851	74%	(77,942,531)	(55)%
Revenue generated from services:
SME financing solutions	25,890,728	29%	48,527,509	25%	(22,636,781)	(47)%
Supply chain financing solutions	1,034,932	1%	1,929,533	1%	(894,601)	(46)%
Total revenue from financing services	26,925,660	30%	50,457,042	26%	(23,531,382)	(47)%
Total revenue	$91,062,980	100%	$192,536,893	100%	(101,473,913)	(53)%

Cost of revenue

Cost of revenue was $80.9 million for the six months ended June 30, 2025, compared to $175.3 million in the same period of the last fiscal year, representing a decrease of 54%. This decrease was primarily due to a significant decline in revenue, the corresponding costs associated with that revenue have also decreased accordingly.

Gross Profit

Gross profit decreased by 41% to $10.2 million for the six months ended June 30, 2025 from $17.2 million in the same period of last fiscal year, primarily due to a sharp decline in business volume. Gross margin was 11.15% and 8.96% for the six months ended June 30, 2025 and 2024, respectively. The increase in gross margin was primarily due to reduced channel costs within the financing services business.

Operating Expenses

Total operating expenses increased by 1,275% to $78.6 million for the six months ended June 30, 2025 from $5.7 million in the same period of last fiscal year. The increase was primarily attributable to significant operational and financial challenges, along with deteriorating future prospects, within the Company’s SME financing, supply chain financing, and associated transaction services segments. Following an internal financial assessment, the Company has classified the assets and liabilities of its VIEs, Fintech, Hengpu, and Nami, as held for sale. Consequently, it has recognized impairment losses on the related goodwill and other assets.

●	Selling expenses increased by 16% to $0.9 million for the six months ended June 30, 2025 from $0.8 million in the same period of last fiscal year. The increase in selling expenses was primarily due to increased sales commission expenses incurred by the Company to boost revenue.

●	General and administrative expenses decreased by 5% to $4.5 million for the six months ended June 30, 2025 from $4.7 million in the same period of last fiscal year. The decrease in general and administrative expenses was primarily due to reduction in non-essential administrative expenditures to enhance management efficiency.

●	R&D expenses increased by 12% to $0.50 million for the six months ended June 30, 2025 from $0.45 million in same period of last fiscal year. The increase in the R&D expenses was primarily due to increased investment in technology research and development expenditures as part of the Company’s efforts to improve gross margin.

●	Goodwill impairment loss were $17.4 million for the first half of 2025. Due to significant operational and financial challenges in its SME financing, supply chain financing, and related transaction services, the Company has reclassifed the VIEs Fintech, Hengpu and Nami as a disposal group. The goodwill represents the appreciation arising from the acquisitions of the VIEs in 2019 and 2020. Based on the operating data for the first half of 2025 and an assessment of future sustainability, the net assets of the VIEs are significantly below their carrying amounts. Consequently, a full impairment loss on goodwill has been recognized for the VIEs.

●	Impairment loss of assets was $55.3 million for the first half of 2025. Based on the operating results for the first half of 2025 and an assessment of future viability of operations, the net assets of the VIEs are significantly lower than their carrying amounts. Following recognition of goodwill impairment losses of the VIEs, including Fintech, Hengpu and Nami, the Company has also recognized asset impairment losses for these VIEs, measured as the difference between their recoverable amounts and carrying amounts.

Other Income net

The Company had a net other expense of $0.5 million for the six months ended June 30, 2025, compared to a net other income of $1.2 million in the same period of last fiscal year. The decrease was primarily attributable to the swing from interest and investment income in 2024 to a loss in 2025, representing a reduction of $1.3 million.

Net Income

In the six months ended June 30, 2025, the Company had a net loss of $70.0 million, compared to a net income of $10.3 million in the same period of last fiscal year. The decrease was primarily attributable to a sharp decline in revenue and the recognition of $72.6 million in non-cash goodwill and asset impairment charges.

Net Income per Share

Net loss per share was $15.31 for the six months ended June 30, 2025, a significant decrease compared to Net income per share of $2.61 in the same period of last fiscal year. The weighted average number of shares outstanding was 4,571,235 and 3,952,198 in the six months ended June 30, 2025 and 2024, respectively.

Financial Condition and Cash Flow

As of June 30, 2025, the Company had cash, cash equivalents of $10.1 million, compared to $45.0 million as of December 31, 2024.

Net cash used in operating activities decreased by $32.6 million to $36.8 million for the six months ended June 30, 2025, compared to net cash used in operating activities of $69.3 million for the prior fiscal year. The decrease in net cash used in operating activities was primarily the result of proactive working capital management, which led to significant cash inflows from a decrease in accounts receivable of $28.8 million, an increase in accounts payable of $52.6 million and an increase in advance from customers of $13.6 million. These positive cash movements were partially offset by significant cash outflows, most notably a $41.3 million increase in advances to suppliers and a $24.7 million increase in receivables from supply chain solutions.

Net cash provided by investing activities decreased by $5.1 million to $1.8 million for the six months ended June 30, 2025, compared to a cash provided by investing activities of $6.9 million for the same period of the prior fiscal year. The decrease in net cash provided by investing activities was primarily due to a decrease in payments made for short-term investment of $19.6 million, and a decrease in Proceeds from sale of short-term investments of $24.7 million.

Net cash provided by financing activities for the six months ended June 30, 2025 was $0.6 million, compared to net cash used in $2.1 million for the same period in the prior fiscal year. Net cash provided by financing activities increased mainly due to an increase in repayment of third-party loans of $2.9 million, which was partially offset by a decrease in proceeds from short-term bank loans of $0.7 million.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	June 30, 2025	December 31, 2024
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$10,079,125	$45,021,759
Short-term investments	-	6,882,714
Accounts receivable, net	15,884,609	54,444,438
Derivative asset	-	1,996,340
Advance to suppliers, net	139,748,445	92,304,699
Receivables from supply chain solutions	5,951,287	23,978,130
Inventories	1,684,321	806,821
Due from related party	-	1,665
Prepaid expenses and other current assets	10,100,192	25,892,681
Asset held for sale - current	49,681,856	-
TOTAL CURRENT ASSETS	233,129,835	251,329,247

NON-CURRENT ASSETS:
Property and equipment, net	16,430	358,038
Intangible assets, net	-	205,032
Right-of-use assets, net	-	1,608,591
Equity investments	125,635	457,416
Goodwill	-	17,050,800
Deferred tax assets, net	-	412,162
Asset held for sale - non-current	1,218,854	-
TOTAL NON-CURRENT ASSETS	1,360,919	20,092,039
TOTAL ASSETS	$234,490,754	$271,421,286

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$24,620,229	$34,630,781
Short-term bank loans	-	5,274,478
Accrued expenses and other current liabilities	3,427,503	2,930,782
Operating lease liabilities - current	-	948,561
Payables to supply chain solutions	1,462,853	4,229,793
Advances from customer	6,309,735	7,528,352
Taxes payable	480,146	3,642,427
Liabilities of financial guarantee	22,136	21,725
Due to related parties - current	-	267,149
Liabilities held for sale - current	50,362,518	-
TOTAL CURRENT LIABILITIES	86,685,120	59,474,048

Operating lease liabilities – non-current	-	818,128
Liabilities held for sale - non-current	538,191	-
TOTAL NON-CURRENT LIABILITIES	538,191	818,128
TOTAL LIABILITIES	87,223,311	60,292,176

SHAREHOLDERS’ EQUITY:*
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,985,096 and 4,725,096 shares issued, and 4,798,358 and 4,538,358 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	49,851	47,251
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of June 30, 2025 and December 31, 2024	-	-
Treasury shares	(728,279)	(1,253,012)
Additional paid-in capital	141,267,807	139,712,207
Retained earnings	2,164,597	72,517,990
Statutory reserves	13,588,914	13,229,313
Accumulated other comprehensive loss	(13,445,195)	(17,491,069)
COMMON SHAREHOLDERS’ EQUITY	142,897,695	206,762,680
Non-controlling interests	4,369,748	4,366,430
TOTAL SHAREHOLDERS’ EQUITY	147,267,443	211,129,110
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$234,490,754	$271,421,286

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

 NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

UNAUDITED (IN US DOLLARS)

	For the Six Months Ended June 30,
	2025	2024
REVENUES:
Revenues generated from sales:
Supply chain trading business	$64,137,320	$142,079,851
Revenues generated from services:
Small and Medium Enterprise financing solutions	25,890,728	48,527,509
Supply Chain financing solutions	1,034,932	1,929,533
Total revenue generated from services	26,925,660	50,457,042
TOTAL REVENUES	91,062,980	192,536,893

COST OF REVENUE:
Cost of revenue - sales	(63,763,848)	(140,743,953)
Cost of revenue - services	(16,979,482)	(34,253,460)
Business and sales related taxes	(161,686)	(287,225)
GROSS PROFIT	10,157,964	17,252,255

OPERATING EXPENSES:
Selling expenses	(943,354)	(811,360)
General and administrative expenses	(4,483,623)	(4,718,918)
Research and development expenses	(499,557)	(446,877)
Expected credit income	-	262,584
Goodwill Impairment Loss	(17,373,793)	-
Impairment Loss of Assets	(55,275,084)	-
Total operating expenses	(78,575,411)	(5,714,571)
LOSS (INCOME) FROM OPERATIONS	(68,417,447)	11,537,684

OTHER INCOME (EXPENSE):
Interest and investment loss (income)	(516,997)	801,987
Other income, net	66,536	425,839
Total other income (expense), net	(450,461)	1,227,826

INCOME BEFORE PROVISION FOR INCOME TAXES	(68,867,908)	12,765,510

INCOME TAXE EXPENSES	(1,122,607)	(2,440,569)

NET LOSS (INCOME)	(69,990,515)	10,324,941
Net income attributable to non-controlling interests	(3,277)	(21,411)
NET LOSS (INCOME)- Nisun International’s shareholders	$(69,993,792)	$10,303,530

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	4,045,915	(4,585,569)
COMPREHENSIVE LOSS (INCOME)	(65,947,877)	5,717,961
Comprehensive loss attributable to non-controlling interests	(41)	(223)
COMPREHENSIVE LOSS (INCOME)	$(65,947,918)	$5,717,738
BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$(15.31)	$2.61
Weighted average number of shares outstanding-basic and diluted*	4,571,235	3,952,198

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (IN US DOLLARS)

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss (income)	$(69,990,515)	$10,324,941
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	603,233	847,585
Expected credit income	-	(262,584)
Property and equipment written off	-	1,807
Income from investments	-	(287,022)
Deferred tax benefit	7,880	(83,112)
Repurchase Treasury shares	524,733	33,352
Shares issued for compensation	1,558,200	-
Impairment Loss of Assets	55,275,084	-
Impairment for goodwill	17,373,793	-
Changes in operating assets and liabilities:
Accounts receivable	17,546,090	(11,262,419)
Advance to suppliers	(89,624,037)	(48,309,925
Prepaid expenses and other current assets	12,604,807	(976,429)
Receivables from supply chain solutions	(597,404)	24,053,943
Inventories	(6,850,778)	4,956,474
Accounts payable	23,295,164	(29,263,247)
Advance from customers	4,081,187	(9,517,489)
Taxes payable	(2,040,306)	75,614
Other payables	2,319,145	(1,514,377)
Payable to supply chain solutions	(2,364,228)	(8,416,415)
Operating lease liabilities	(502,399)	(83,690)
Accrued expenses and other current liabilities	7,696	334,742
NET CASH USED IN OPERATING ACTIVITIES	(36,772,655)	(69,348,251)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(14,469)	(11,673)
Purchase of intangible asset	(2,048)	(4,316)
Proceeds from sale of short-term investments	-	24,704,041
Proceeds from sale of Derivative asset	2,009,193	-
Proceeds from disposal of property and equipment	70,538	-
Purchase of short-term investments	(266,482)	(19,892,871)
Repayments from loans to third parties	-	2,079,501
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,796,732	6,874,682

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	689,407	1,386,334
Repayment of short-term bank loans	(74,385)	(624,198)
Repayment of third party loans	-	(2,911,302)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	615,022	(2,149,166)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(581,733)	(2,165,168)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(34,942,634)	(66,787,903)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	45,021,759	114,651,940
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$10,079,125	$47,864,037

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$1,591,459	$3,516,019
Cash paid for interest	$74,385	$69,664

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Lease liabilities arising from obtaining right-of-use assets	$-	$266,413
Issuance of shares for share-based compensation	260,000	-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$10,079,125	$47,864,037